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                                                                    Exhibit 99.2

                                 [DRAXIS LOGO]



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

        Re: DRAXIS HEALTH INC.

Ladies and Gentlemen:

        Although not required to file as a foreign private issuer a certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 USC
1349), each of the undersigned hereby certifies that:

                (i) this Report on Form 6-K fully complies with the
                    requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

               (ii) the information contained in this report fairly
                    presents, in all material respects, the financial condition and results of operations of DRAXIS
                    HEALTH INC.

Dated as of this 14th day of November, 2002.



BY: /S/ DR. MARTIN BARKIN               BY: /S/ JAMES A.H. GARNER
   -------------------------------         -------------------------------
President and Chief Executive               Senior Vice President, Finance
Officer                                     and Chief Financial Officer